P.S. SECURITIES (USA) INC.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

P.S. SECURITIES (USA) INC. ("we", "our" and the "Company") was incorporated on March 15, 2013   in New York State as a subsidiary of 2242257 Ontario Inc. which is the sole stockholder of the company. The Company is dependent upon its Stockholder.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities. The company commenced operations after receiving FINRA approval on August 6, 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholder, 2242257 Ontario Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2015, the Company's net capital was $7,204 which was $2,204 in excess of its required net capital of $5,000.
The Company's debt-equity ratio was 1.606 to 1.

NOTE 4 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2015 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable

it to continue as a going concern and maintain required regulatory minimum net capital.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its stockholder. The stockholder provides administrative and other services to the company. During the fiscal year ended December 31, 2015, the stockholder allocated to the Company $250 per month for office space and administrative support.

NOTE 6 - INCOME TAXES

For income tax purposes, the company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2015, a valuation allowance for the full amount of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

At December 31, 2015 the Company has available a net operating loss carryforward of approximately $58,031 which will expire in the year 2035.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 09, 2016, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 8- SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.